SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Autohome Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

05278C 107
(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,
99 Queen's Road, Central, Hong Kong
Attention: Gabriel Li
Telephone: +852 2115-8810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Gabriel Li
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
10,816,487*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
10,816,487*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,816,487*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
IN
_______________
* Represents 4,684,532 Class A ordinary shares held by Orchid
Asia III, L.P., and 6,131,955 Class A ordinary shares held by
Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia III, L.P.
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
OO
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
4,684,532

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
4,684,532
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,532
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
PN


CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Co-Investment Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
OO
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
6,131,955

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
6,131,955
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,131,955
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
CO

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
OAIII Holdings, L.P.
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
4,684,532

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
4,684,532
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,532
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
HC

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group Management, Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
4,684,532

(8)
SHARED VOTING POWER
None

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
4,684,532
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,532
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
HC

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group, Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
4,684,532

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
4,684,532
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,684,532
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
HC

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
YM Investment Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
10,816,487*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
10,816,487*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,816,487*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
HC
_______________
* Represents 4,684,532 Class A ordinary shares held by
Orchid Asia III, L.P., and 6,131,955 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Managecorp Limited
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
10,816,487*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
10,816,487*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,816,487*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (based on 105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
HC
_______________
* Represents 4,684,532 Class A ordinary shares held by
Orchid Asia III, L.P., and 6,131,955 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

CUSIP No. 05278C 107
(1)
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Lam Lai Ming
(2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  [ ]
(b)  [ ]
(3)
SEC USE ONLY

(4)
SOURCE OF FUNDS
N/A
(5)
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
(6)
CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
(7)
SOLE VOTING POWER
None

(8)
SHARED VOTING POWER
10,816,487*

(9)
SOLE DISPOSITIVE POWER
None

(10)
SHARED DISPOSITIVE POWER
10,816,487*
(11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,816,487*
(12)
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (based on 1105,136,436 shares outstanding on December 31, 2013)
(14)
TYPE OF REPORTING PERSON
IN
_______________
* Represents 4,684,532 Class A ordinary shares held by
Orchid Asia III, L.P., and 6,131,955 Class A ordinary shares held by Orchid Asia Co-Investment Limited.

Item 1.	Security and Issuer.
This constitutes Amendment No. 1 to the Statement on Schedule 13D, dated January 21, 2014 relating to the Class A ordinary shares, par value $0.01 per share, of Autohome Inc., a Cayman Islands company (the "Issuer"), whose principal executive offices are located at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, 100080, China.

Item 2. 	Identify and Background.
(a) This is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"): (i) Mr. Gabriel Li;
(ii) Orchid Asia III, L.P., a Cayman Islands exempted limited partnership; (iii) Orchid Asia Co-Investment Limited, a British
Virgin Islands company; (iv) OAIII Holdings, L.P., a Cayman Islands exempted limited partnership; (v) Orchid Asia Group Management, Ltd., a Cayman Islands exempted company; (vi) Orchid Asia Group, Limited, a Cayman Islands exempted company; (vii) YM Investment Limited, a British Virgin Islands company; (viii) Managecorp Limited, a British Virgin Islands company; and (viiii) Ms. Lam Lai Ming, a citizen of Hong Kong.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. This Amendment to the Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:
The principal business office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group
Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited is:
Suite 6211-12, 62nd Floor
The Center
99 Queen's Road
Central, Hong Kong

The principal business office of Managecorp Limited is:
Portcullis TrustNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands

The residential address of Mr. Gabriel Li and Ms. Lam Lai Ming is:
Flat A on 43 Floor of South Tower 8,
Resident Bel-Air, Island South, 3
8 Bel-Air Avenue, Hong Kong

(c) Mr. Gabriel Li is one of the directors of the Issuer. Mr. Gabriel Li is the sole director of Orchid Asia Group Management, Limited, which serves as the investment manager of Orchid Asia III, L.P. Mr. Gabriel Li is also the sole director of Orchid Asia III Co-Investment, Limited.
Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular. OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group
Management Ltd. is the general partner of OAIII Holdings, L.P.
which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited. Orchid Asia Group Management, Limited, is also the investment manager of Orchid Asia III, L.P.
YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust. The Li 2007
Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The place of organization of Orchid Asia III, L.P., OAIII Holdings, L.P. Orchid Asia Group Management, Limited, and Orchid Asia Group, Limited is Cayman Islands. The place of organization of Orchid Asia
Co-Investment Limited, YM Investment Limited and Managecorp Limited is the British Virgin Islands. The citizenship of Mr. Gabriel Li and
Ms. Lam Lai Ming is Hong Kong.

Item 3. 	Source and Amount of Funds or Other Considerations.
From June 10, 2014 to August 13, 2014, Orchid Asia III, L.P. and Orchid Asia
 Co-Investment Limited respectively disposed of 561,168 and 734,557 American Depositary Shares, each representing one Class A ordinary share of the
Issuer, pursuant to and in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended.
Item 4.	Purpose of Transaction.
None of the Reporting Persons has any current intention to acquire securities of the Issuer but intends to review its investment on a regular basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, including sales pursuant to the exercise of the registration rights provided by the Investors Rights Agreement by and among the Issuer, Orchid Asia III, L.P., Orchid Asia Co-Investment Limited and certain other parties thereto dated as of November 4, 2013 (the "Investors Rights Agreement") or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of Issuer.
(a) Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 105,136,436 shares outstanding as of December 31, 2013.
The information set forth and/or incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.Mr. Gabriel Li, as the sole director of Orchid Asia Group Management, Limited, which serves as the investment manager of Orchid Asia III, L.P. and as the sole director of
Orchid Asia III Co-Investment, Limited, may be deemed to have voting and dispositive power over an aggregate of 10,816,487 Class A ordinary shares (including the 4,684,532 Class A ordinary shares held by Orchid Asia III, L.P., and 6,131,955 Class A ordinary shares held by Orchid Asia Co-Investment Limited), which constitutes approximately 10.3% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act. Orchid Asia III, L.P. beneficially owns 4,684,532 Class A ordinary shares, which represents approximately 4.5% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act. Orchid Asia Co-Investment Limited beneficially owns 6,131,955 Class A ordinary shares, which represents approximately 5.8% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act. OAIII Holdings, L.P., and Orchid Asia
Group, may each be deemed to beneficially own 4,684,532 Class A ordinary shares, which represents approximately 4.5% of the Issuer's outstanding shares calculated in accordance with the requirements of
Rule 13d-3 under the Act.Orchid Asia Group Management, Limited may be deemed to beneficially own 4,684,532 Class A ordinary shares, which represents approximately 4.5% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act. Each of YM Investment Limited, Managecorp Limited and Lam Lai Ming, may
be deemed to own an aggregate of 10,816,487 Class A ordinary shares
(including the 4,684,532 Class A ordinary shares held by Orchid Asia
III, L.P., and 6,131,955 Class A ordinary shares held by Orchid Asia Co-Investment Limited), which constitutes approximately 10.3% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.
(b) The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b). (c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.
(d) Under certain circumstances set forth in the limited partnership agreement, trust agreement, or the amended and restated articles of memorandum and association of each of Orchid Asia III, L.P., Orchid Asia
Co-Investment Limited, Orchid Asia Group Management, Limited,
Orchid Asia Group, Limited, YM Investment Limited and Managecorp Limited,
the partners, shareholders or beneficiaries of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the Class A ordinary shares of the
Issuer owned by each such entity of which they
are a partner, shareholder or beneficiary. In addition, pursuant to the participation agreements between Orchid Asia Co-Investment Limited and
Orchid Asia V, L.P. and Orchid Asia V Co-Investment Limited, such entities may participate in a portion of the dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by
Orchid Asia Co-Investment Limited.
(e) Not applicable.
Item 6. Contracts, Arrangement, Understandings or Relationship With Respect
to Securities of the Issuer.
The information set forth and/or incorporated by reference in Items 2, 3,
4 and 5 is hereby incorporated by reference into this Item 6.
Each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, the
Issuer and certain other investors entered into an Investors Rights Agreement dated as of November 4, 2013, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 registration rights, deferral of registration, and piggyback registration. The Investors Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company's initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Investors Rights Agreement, a copy of which is filed as Exhibit 4.63 to the Company's Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (the "F-1") and is incorporated herein by reference.
Mr. Gabriel Li, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer's articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement for Officers and Directors filed with the Securities and Exchange Commission as Exhibit 10.3 to the Issuer's Registration Statement on Form F-1 and is incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits.
?
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 14, 2014

By:
/s/ Gabriel Li
Name:
Gabriel Li

Orchid Asia III, L.P.
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Authorized Signatory

OAIII Holdings, L.P.
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Authorized Signatory

Orchid Asia Group Management, Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Orchid Asia Co-Investment Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Orchid Asia Group, Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

YM Investment Limited
By:
/s/ Gabriel Li
Name:
Gabriel Li
Title:
Director

Managecorp Limited
By:
/s/ Ronnie Summers
Name:
Ronnie Summers
Title:
Authorized Signatory


By:
/s/ Lam Lai Ming
Name:
Lam Lai Ming
Title:
Settlor of The Li 2007 Family Trust




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